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Exhibit

Exhibit Description

99.1 Announcement on 2025/12/17: The board meeting approved capital budget execution

99.2 Announcement on 2025/12/17: To announce related materials on participating in the capital increase of Unimicron Technology Corp.

Exhibit 99.1

The board meeting approved capital budget execution

1. Date of the resolution of the board of directors or shareholders meeting: 2025/12/17

2. Content of the investment plan: capital budget execution

3. Projected monetary amount of the investment: NT$ 30,096 million

4. Projected date of the investment: by capital budget plan

5. Source of capital funds: working capital

6. Specific purpose: capacity deployment

7. Any other matters that need to be specified: none

Exhibit 99.2

To announce related materials on participating in the capital increase of Unimicron Technology Corp.

1. Name of the securities: Unimicron Technology Corp. common shares

2. Trading date: 2025/12/17

3. Date of the board of directors’ resolution: 2025/12/17

4. Other approval date: NA

5. Amount, unit price, and total monetary amount of the transaction:

Trading volume: Not exceeding 6,034,482 shares;

Unit price: NTD 116;

Total amount: Not exceeding NTD 700,000,000

6. Gain (or loss) through disposal (not applicable in case of acquisition of securities): NA

7. Relationship with the underlying company of the trade:

Unimicron Technology Corp.; the Company’s associate

8. Current cumulative amount held, monetary amount, and shareholding percentage of cumulative holdings of the securities being traded (including the current trade), and status of any restriction of rights (e.g. pledges):

Cumulative volume: 204,912,528 shares;

Monetary amount: NTD 14,292,544,874;

Percentage of holdings: 13.01%;

Status of any restriction of rights: None

9. Current ratio of securities investment (including the current trade, as listed in article 3 of Regulations Governing the Acquisition and Disposal of Assets by Public Companies) to the total assets and equity attributable to owners of the parent as shown in the most recent financial statement and working capital as shown in the most recent financial statement as of the present:

Ratio of total assets:35.09%;

Ratio of shareholder's equity:52.17%;

Working capital as shown in the most recent financial statement: NTD 54,856,890,000

10. Concrete purpose of the acquisition or disposal: strategic investment

11. Any dissenting opinions of directors to the present transaction: NA

12. Whether the counterparty of the current transaction is a related party: Yes

13. Trading counterparty and its relationship with the Company:

Unimicron Technology Corp.; the Company’s associate

14. Date of ratification by supervisors or approval by the audit committee: 2025/12/17

15. Date on which material information regarding the same event has been previously released: NA

16. Any other matters that need to be specified:

The Company will subscribe the new shares issued by Unimicron Technology Corp. for its cash capital increase based on shareholding ratio. Further, if the employees and other shareholders waive the subscription rights and Unimicron Technology Corp. inquiries the specific person, the Company will subscribe the remaining part of issued shares not exceeding NTD 179,661,468.